Joel Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

January 4, 2019

VIA EDGAR

Ronald Alper

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.

Registration Statement and Amendment No. 1 on Form S-4

Filed November 13 and 14, 2018

File No. 333-228363

Dear Mr. Alper:

On behalf of our client, Platinum Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 10, 2018, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on November 13, 2018 and Amendment No. 1 thereto filed via EDGAR on November 14, 2018 (as amended, the “Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Initial and Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please revise to define your use of “WSII” as appropriate.

Response: The Company has defined “WSII” on page 19 of Amendment No. 2 and has revised its use throughout Amendment No. 2 accordingly.

U.S. Securities and Exchange Commission January 4, 2019 Page 2

Summary of the Proxy Statement/Prospectus

The Domestication Proposal, page 19

2.	Please confirm that the to-be-formed Delaware corporation, Target Hospitality Corp., will file a post-effective amendment to this registration statement on Form S-4 expressly adopting such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect pursuant to Rule 414(d) of Regulation C. For guidance, see Securities Act Rules, Compliance and Disclosure Interpretations, Question 611.03, which is available on our website.

Response: The Company confirms that Target Hospitality Corp. will file a post-effective amendment to the Form S-4 pursuant to Rule 414(d) of Regulation C.

Selected Historical Financial Information of Signor, page 32

3.	Please revise to disclose Signor’s basic and diluted earnings per unit for each period presented. Refer to the guidance in Instruction 2 to Item 301 of Regulation S-K.

Response: The Company has revised the disclosure in Amendment No. 2 on page 39 to include Signor’s basic and diluted earnings per unit for each of the periods presented.

Selected Historical and Financial Information of Platinum Eagle, page 28

4.	Please revise to also disclose Platinum Eagle’s basic and diluted earnings per share for each period presented. Refer to the guidance in Instruction 2 to Item 301 of Regulation SK. Also, the weighted average number of Class B shares for the year ended December 31, 2017 disclosed on page 28 does not agree to the amount in the Consolidated Statement of Operations for this period on page F-17. Please reconcile and revise these amounts.

Response: The Company has revised Amendment No. 2 on page 34 to disclose Platinum Eagle’s basic and diluted earnings per share for each period presented and to reconcile the weighted average number of Class B shares for the year ended December 31, 2017 with the number in the Consolidated Statement of Operations for the same period.

Comparative Per share Data, page 37

5.	Based on the audited balance sheet on page F-16, it appears Platinum Eagle’s book value per share at December 31, 2017 should be $.00 per share rather than $.67 per share. Please revise or advise us of how the $.67 was determined.

Response: The Company has revised Amendment No. 2 on page 44 to reflect the Company’s book value per share at December 31, 2017 of $0.00 per share.

Risk Factors, page 39

U.S. Securities and Exchange Commission January 4, 2019 Page 3

6.	Please add a risk factor discussing the exclusive forum provision that is the subject of Proposal 5, including the risk that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response: The Company has revised Amendment No. 2 on page 77 to address the Staff’s comment.

Directors of Platinum Eagle have potential conflicts of interest in recommending ..., page 57

7.	Please revise to quantify the monetary value of the potential conflicts of interest being addressed in the risk factor.

Response: The Company has revised Amendment No. 2 on page 70 to address the Staff’s comment.

The Business Combination Proposal

Related Agreements

Earnout Agreement, page 77

8.	We note that in connection with the merger, the Company will enter into an earn-out agreement with Arrow Sellers and other parties to the merger, under which shares placed in escrow may be released to the Founders Group and Arrow Sellers under certain conditions. Please revise the pro forma financial information to explain your planned accounting treatment for this arrangement and explain how it has been reflected in the pro forma financial information. If it has not been reflected in your pro forma financial information, please explain why.

Response: At September 30, 2018, the Platinum Eagle Founder Group held 8.1 million founder shares. Prior to the closing of the Business Combination, the Founder Group will transfer 80,000 founder shares to the Company’s independent directors leaving the founders with approximately 8 million founder shares. Pursuant to the Earnout Agreement, the Founder Group has agreed to retain a portion of the 8 million shares at close with the remaining shares to be deposited into escrow. The Company has revised the capitalization table on page 133 in the Unaudited Pro Forma Condensed Combined Financial Information section to reflect the shares that will be placed into escrow under the no redemption and maximum redemption scenario. This table already reflected the founder shares that the Founder Group and Arrow Seller will be entitled to retain at the closing pursuant to the Earnout Agreement under the no redemption and maximum redemption scenarios. The Company acknowledges that the shares placed in escrow are issued and outstanding and as such updated the pro forma capitalization and earnings per share calculations to reflect those shares.

Background of the Business Combination, page 79

9.	Please revise to discuss the board meetings on August 30, 2018, October 5, 2018, October 31, 2018 and November 12, 2018 in greater detail. Please address that the members of the board of directors made a determination that the acquisition of Target and Signor meets the 80% test (that the aggregate fair market value of the acquisitions are at least 80% of the assets held in the trust account).

Response: The Company has revised Amendment No. 2 on pages 102 and 103 to address the Staff’s comment.

U.S. Securities and Exchange Commission January 4, 2019 Page 4

Platinum Eagle’s Board of Directors’ Reasons for the Approval of the Business Combination,

10. We note the reference to a “Fairness Opinion” on page 84. Please provide disclosure related to the fairness opinion and attach a copy as an exhibit, or advise. See Item 4(b) of Form S-4. We may have further comment.

Response: The Company did not receive a fairness opinion in connection with the business combination and has revised Amendment No. 2 to eliminate the reference.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Business Combination, page 104

11.	We note your disclosure that prior to and on the closing of the business combination, Target Parent and Signor Parent are entities under ultimate TDR ownership and this results in common control. We also note that Target Parent is owned by Algeco Global which is ultimately owned by a group of investment funds managed by TDR and that Arrow Seller is a holding company owned by TDR through a group of its managed funds and related subsidiaries. Please provide us with your analysis, including references to the applicable accounting guidance, supporting your determination that TDRs’ indirect ownership of these two entities through a group of investment funds and managed funds establishes common control for these two entities.

Response: The Company utilized guidance from the Emerging Issues Task Force in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5). The guidance states that common control exists when an individual or entity holds more than 50% of the voting ownership interest of each entity. Further, ASC 810-10-15-8 states, “for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest in an entity. Therefore, as a general rule, the party that holds directly or indirectly more than 50% of the voting shares has control. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.” Based on its current indirect ownership of Target Parent and Signor Parent, the Company determined that common control by TDR exists. TDR is the ultimate parent of Target Parent and owns 76% percent of Target Parent and the other 24% is held through TDR affiliated entities. Furthermore, TDR owns 100% of Arrow Seller. As a result, the Company has determined that TDR is the indirect owner of both companies.

12.	Given your disclosure in the first full paragraph on page 105 which indicates that the consideration of $1.311 billion to be paid in the merger will consist of cash consideration of $562 million and the remaining $749 million will be paid in common shares valued at approximately $10 per share, please explain in further detail how you determined the cash paid to Algeco Seller and the stock issued to Algeco Seller and Arrow Seller assuming minimum and maximum redemption amounts in the table reflecting the composition of the purchase price under each of these scenarios.

Response: In accordance with section 2.07(a) of the Target Merger Agreement, the initial cash consideration amount of $562.0 million paid to the Algeco Seller at Closing will be increased by the amount of (i) any excess cash proceeds received from the Debt Financing, Trust Account and Equity Offering, if applicable, after taking into account the payments set forth in Section 2.08(a) of the Target Merger Agreement, and (ii) any Cash on the balance sheet of the combined businesses of Target and Signor, after giving effect to the transactions contemplated by the Signor Merger Agreement, in excess of $5.0 million, and the Stock Consideration will be reduced on a dollar for dollar basis to the extent the Cash Consideration is increased pursuant to clause (i) and/or (ii) above.

U.S. Securities and Exchange Commission January 4, 2019 Page 5

The number of shares to be issued to Arrow Seller in either the minimum redemption or maximum redemption scenario is the same – 49.1 million shares. Please see below for the calculation of cash consideration to be paid and shares to be issued to Algeco Seller (in thousands).

	September 30, 2018
	Minimum Redemption	Maximum Redemption
Cash Consideration to Algeco
Private Placement	$80,000	$80,000
Proceeds from New Debt	$340,000	$340,000
Cash in Trust	$328,851	$225,000
Fees and Expenses	$(40,000)	$(40,000)
Cash to Algeco Seller - no redemption	$708,851
Cash to Algeco Seller - max redemption		$605,000

Stock Consideration to Algeco
Total Consideration to Algeco	$820,000	$820,000
Cash payment	$708,851	$605,000
Remaining payment	$111,149	$215,000
Shares to be Issued	11,115	21,500

13.	In the table on page 106 in which you indicate the total shares outstanding at closing assuming both no redemption and the maximum redemption, you indicate that the Platinum Eagle Founders and Harry Sloan will own 6,000 shares assuming no redemption and 5,400 shares assuming maximum redemption. Please explain why the number of shares held by these parties as reflected in this table differs from the shares held by these parties as reflected under the heading “Beneficial Ownership of Securities” on page 181. Also, please explain why the number of shares held by these parties will change if maximum redemption occurs.

Response: The Company notes that the pro forma ordinary shares outstanding differ from the current ordinary shares outstanding in the Beneficial Ownership Table because the latter does not reflect the transfer by the Founder Group of 80,000 founder shares to the Company’s independent directors, which will be consummated prior to the closing of the business combination. As a result of the transfer, the Founder Group will hold an aggregate of 8,045,000 founder shares. As further described below, in accordance with the terms of the Earnout Agreement, a number of founder shares will be placed in escrow will vary based on the number of redemptions of the Company’s ordinary shares. Specifically, in the no redemption scenario and the maximum redemption scenarios, 2,045,000 founder shares and 2,645,000 founder shares, respectively will be placed in escrow. As a result, in the no redemption scenario and the maximum redemption scenarios, 6,000,000 founder shares and 5,400,000 founder shares will be beneficially owned by the Founder Group, respectively. Pursuant to the terms of the escrow arrangements, the Founder Group will not have voting or dispositive power over the shares held in escrow and will not be deemed to beneficially own such shares.

U.S. Securities and Exchange Commission January 4, 2019 Page 6

14.	In the table on page 106, you indicate that Algeco Seller will own 9,775 shares on a pro forma basis assuming no redemption and 20,000 shares on a pro forma basis assuming maximum redemption. Please explain why these amounts do not agree to the amounts disclosed for Algeco Seller on page 182 of the filing under each of these scenarios.

Response: The Company has revised the tables on pages 133 and 229 such that the share amounts held by the Algeco Seller are consistent.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 111

15.	In the table on page 25 under the heading “Sources and Uses of Funds for Business Combination”, you indicate that fees and expenses of $25.0 million are expected to be incurred in connection with the merger transactions. Since these fees appear to be directly attributable to the merger transaction, please explain how these amounts have been reflected in the pro forma balance sheet. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has updated the pro forma balance sheet on page 134 of Amendment No. 2 and Note 2(i) to the Pro Forma Financial Statements to reflect the transaction costs. Note 2(i) addresses the reconciliation to the total transaction costs less any amounts that have already been paid, which are not reflected as a decrease to the pro forma cash balance as of September 30, 2018.

16.	Refer to footnote (m) – Please explain in further detail how you calculated the adjustment to deferred taxes as a result of the merger transaction. Your revised disclosure should explain the significant assumptions used in calculating this pro forma adjustment.

Response: The Company has revised footnote (m) on page 141 of Amendment No. 2 to explain further how the adjustment in deferred taxes as a result of the merger transaction was computed. The initial adjustment in the Form S-4 for deferred tax assets was primarily related to transaction costs incurred by Arrow Parent to acquire Signor. These costs were expensed as incurred for book purposes under ASC 805 but are capitalized and amortized for tax purposes, creating a temporary timing difference and a corresponding tax asset as reflected in the pro forma adjustment. As of September 30, 2018, these deferred taxes have been recorded on the historical balance sheet of Arrow Parent and, therefore, the deferred tax pro forma adjustment has been reduced by $1.2 million and the remaining adjustment relates to the elimination of deferred tax assets that will not be realized by the Company as a result of the business combination. The deferred tax adjustment to the pro forma balance sheet has been further explained in Note 2(m) to the Pro Forma Financial Statements on page 141 of Amendment No. 2.

Note 3. Unaudited pro forma condensed combined statements of operations, page 112

17.	Refer to footnote 3(c) - Please revise to disclose the interest rates and other material terms associated with the ABL revolver and the Senior Notes that was used to calculate pro forma interest expense for the year ended December 31, 2017 and the six months ended June 30, 2018. Also, please explain how these interest rates were determined.

Response: The Company has revised the disclosure in Note 3(c) to the pro forma financial statements on page 143 of Amendment No. 2 to describe the interest rates (including how they were determined) and other material terms associated with the ABL revolver and the Senior Notes that were used to calculate the pro forma interest expense for the periods presented.

U.S. Securities and Exchange Commission January 4, 2019 Page 7

18.	Refer to footnote 3(e) - Please revise to disclose the significant assumptions that were used to calculate the amortization of debt issuance costs for the year ended December 31, 2017 and the six months ended June 30, 2018.

Response: The Company has revised the disclosure in Note 3(e) to the pro forma financial statements on page 143 of Amendment No. 2 to describe the significant assumptions that were used to calculate the amortization of debt issuance costs for the periods presented.

19.	On page 195 of the registration statement, you disclose that certain executives of Target Hospitality will enter into new employment agreements in connection with the business combination. Since these revised agreements appear to be directly attributable to the business combination transaction and appear to have a continuing impact, please revise to include pro forma adjustments to your statement of operations giving effect to these revised employment agreements or explain why this is not required. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company is currently finalizing the terms of the agreement, and therefore the Company has not included a pro forma adjustment as such amounts were not deemed factually supportable. As such, the Company has updated the Basis of Pro Forma Presentation section on page 139 of Amendment No. 2 to reflect that these agreements are not finalized and would not impact the pro forma financial statements as of September 30, 2018.

Note 4. Earnings (Loss) Per Share, page 113

20.	Please revise to disclose the number of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of pro forma diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to the guidance in ASC 260-10-50-1(c).

Response: The Company has revised the disclosure on pages 144 and 145 of Amendment No. 2 to comply with the guidance in ASC 260-10-50-1(c).

Executive Compensation

Year Ended December 31, 2017 Summary Compensation Table, page 139

21.	We note the disclosure regarding forgiveness of loans to officers on page 139 and the line item “Notes due from officers” on page F-27. Please advise how this debt will comply with Section 13(k) of the Securities Exchange Act of 1934, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer. Also explain how you intend to comply with Section 13(k) in the future. Please also tell us why these loans do not need to be included in the related party transactions disclosure. We may have further comment.

Response: The Company advises the Staff that loans to the officers set forth on page 179 will terminate prior to or in connection with the closing of the business combination transaction. Messrs. Archer and Aberdale are currently officers of Target and are not officers of the Company and as such, are not currently subject to Section 13(k) of the Securities Exchange Act of 1934, as amended. Messrs. Archer and Aberdale will become officers of the Company upon the closing of the business combination and at such time, these loans will no longer be outstanding. Following the business combination, the Company does not intend to make personal loans in violation of Section 13(k) to any of its directors or executive officers (or equivalents thereof).

Additional details regarding these loans has been added to the section entitled “Certain Relationships and Related Party Transactions – Target Parent Agreements – Transaction-Related Agreements” on page 234 of Amendment No. 2.

U.S. Securities and Exchange Commission January 4, 2019 Page 8

Target Parent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 147

22.	We note that certain of the revenue and gross profit amounts for your segments for the six month periods ended June 30, 2018 and 2017 as disclosed in the table on page 147 do not agree with the amounts disclosed in your interim financial statements for these periods on page F-47 of the filing. Please reconcile and revise these amounts for consistency. Your discussion of these amounts in MD&A should also be revised as necessary. The table on page 148 of MD&A should also be reconciled to the amounts disclosed on page F-89 of the notes to the financial statements.

Response: The Company notes that the financial information for Target Parent has been revised to include the financial information for Target Parent covering the nine-month period ended September 30, 2018. With respect to the table in Target Parent’s MD&A, the Company has corrected the inconsistency on page 188 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 183

23.	We note that Target is a party to an exclusive supply agreement with WSII. Please briefly describe the material terms of the exclusive supply agreement and file the agreement as an exhibit to the registration statement or advise us why it is not required to be filed.

Response: The Company has revised Amendment No. 2 on pages 234 and 235 to clarify the scope of the supply agreement with WSII (the “Supply Agreement”). The Target has indicated to the Company that it does not believe the Supply Agreement is currently material to its business, and therefore the Company does not believe that the material terms of the agreement are required to be further described in Amendment No. 2 (beyond the clarifying revisions included on pages 234 and 235) or filed as an exhibit thereto pursuant to Item 601(b)(10) of Regulation S-K.

Pursuant to Regulation S-K, Item 601(b)(10), a registrant is required to file every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Materiality is determined by reference to the information to which an average prudent investor ought reasonably to be informed before buying or selling any security of the particular company.

Target has determined that the Supply Agreement is not material to its business because it covers only a very narrow portion of Target’s overall business and product needs. Specifically, the Supply Agreement limits exclusivity to primarily stand-alone offices and portable storage units required by Target after construction of its core modular facilities (for which WSII has a right of first offer), and which account for less than 1% of all of the modular equipment and ancillary products Target utilizes in a typical Target community. The Supply Agreement expressly excludes the modular units, buildings and office units Target requires as part of its core facilities, such as kitchen/dining units or dormitory buildings, within a typical community. The Supply Agreement also expressly excludes decking, landings and steps, and furniture and interior equipment. Although the Supply Agreement was not effective until August 24, 2018, the total spend by Target for products which would have been subject to the Supply Agreement had the Supply Agreement been in effect would have been less than 1% of the spend on all modular equipment and ancillary products in a typical community for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively. Target believes that the products provided by WSII are not necessary for the continued conduct of its business, either with respect to any community or other site or Target’s growth and development plans following the business combination. For the foregoing reasons, the Company does not believe that the Supply Agreement is material to an investor’s understanding of Target’s business.

U.S. Securities and Exchange Commission January 4, 2019 Page 9

24.	Please revise to indicate the amount of loans that Messrs. Archer and Aberdale each have to Target that will terminate and the outstanding repayment obligations will be forgiven.

Response: The Company has revised Amendment No. 2 on pages 235 and 236 to indicate the amount of the loans to each of Messrs. Archer and Aberdale.

Target Parent Agreements

Target Parent/Target Related Party Transactions - A&R Earnout Agreement, page 185

25.	We note that on November 11, 2018, Target, Algeco Holding S.a.r.l. and other sellers entered into an Amended and Restated Earn-out Agreement relating to certain earnout payments to be made to certain former equity holders of Target as part of the total consideration paid or payable to Target Sellers for the sale of Target to Algeco or an affiliate thereof in 2013. We also note that under this agreement, an earnout payment will be made in connection with an Exit Event, including a business combination, which appears to include the merger transaction with Platinum Eagle and that certain executive officers of Target Hospitality including Mr. Aberdale who will be the chief financial officer of Target Hospitality, and Mr. Archer who will be the chief executive officer of Target Hospitality, will receive a portion of the earnout shares payable to Target Sellers under this agreement. Please explain your planned accounting treatment for this earnout agreement in connection with the planned merger transaction with Platinum Eagle and indicate the relevant accounting literature applied in accounting for this transaction. Also, since it appears this amended agreement was directly attributable to the merger transaction with Platinum Eagle, please explain how this arrangement has been reflected in the pro forma financial information included on pages 104 through 113 of the registration statement or explain why you do not believe this is required.

Response: The Company considered the guidance within ASC 805-50-30-12 with respect to the original recognition of this transaction in 2013.  ASC 805-50-30-12 indicates: “An acquiree shall recognize in its separate financial statements any acquisition-related liability incurred by the acquirer only if the liability represents an obligation of the acquiree in accordance with other applicable Topics.” In connection with the guidance referenced above, the Company has also considered SAB Topic 1.B Allocation of Expenses and Related Disclosure in Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. After considering the applicable guidance and Staff Accounting Bulletin, the Company concluded the earnout is and always has been an obligation of Algeco Seller, the earnout obligation is not directly attributable to Target’s historical operations, and Target is not joint and severally liable for this earnout obligation, and therefore, the obligation is not contained within the Target (the acquiree) financial statements. The Company has considered the guidance within ASC 805-10-55-24 which indicates: “Whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement.” The earnout was established to provide a contingent payment for the Target Sellers if certain hurdles or events were met. The earnout was triggered as a result of the impending sale of Target to the Company (a payout event), which is owed to Target Sellers. As a result, the Company concluded that the payment to be paid by Algeco Seller to Target Sellers is properly classified as contingent consideration triggered through a sale, rather than a compensatory compensation. The Company also considered the guidance in ASC 805-10-55-25(a) which indicates: “The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.” The contingent consideration to be paid to Target Sellers is not contingent upon continuing employment of any of the Target Sellers and is being paid based on their capacity as sellers of Target and therefore, does not have an impact of the Target financial statements. The payment to be made to Target Sellers will be settled by Algeco seller with the proceeds Algeco seller receives through the sale of Target. There is no obligation in the historical financial statements, nor will there be an obligation of the surviving Target Hospitality entity, and, therefore, no pro forma impact has been recorded.

U.S. Securities and Exchange Commission January 4, 2019 Page 10

Algeco Holdings LLC Audited Financial Statements

Consolidated Statements of Changes in Members’ Equity, page F-53

26.	Please reconcile the net distributions to affiliate and net distributions upon restructuring reflected in your statement of changes in members equity for 2017 with the amounts disclosed in your consolidated statement of cash flows and your supplemental disclosure of non-cash investing and financing activity on page F-54. Also, please reconcile these amounts with the distributions to affiliate disclosed in Note 10 to the financial statements.

Response: The Company advises the Staff that the net distributions to affiliate and net distributions upon restructuring were made by both cash and non-cash distributions. The Company has revised the disclosures to Member’s Equity disclosure contained within Footnote 10 to Algeco Holdings LLC’s audited financial statements to more appropriately reconcile the net distributions upon restructuring and net distributions contributions to affiliates to the Statement of Changes in in Member’s Equity and to clearly reflect the components of contributions that were related to non-cash financing activity.

1. Summary of Significant Accounting Policies

Basis of Presentation, page F-56

27.	We note the disclosure indicating that the consolidated statements of comprehensive income include allocations of corporate general and administrative expenses from ASG on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of consolidated sales and certain tangible assets. Please revise to include an assertion by management that the allocation methods used are reasonable. Also, since agreements with related parties are by definition not at arms-length and may be changed at any time, please revise to provide, if practicable, management’s estimate of what the expenses would have been on a stand-alone basis if the entity had operated as an unaffiliated entity. Refer to the guidance in SAB Topic 1:B:2. The notes to the interim financial statements should be similarly revised.

Response: The Company has revised the disclosure on pages F-33 and F-54 of Amendment No. 2 to include an assertion by management that the allocation methods used are reasonable. Additionally, the Company has concluded that it is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company during the periods presented as noted in the current disclosure.

U.S. Securities and Exchange Commission January 4, 2019 Page 11

13. Business Restructuring, page F-84

28.	Please revise the notes to your financial statements to include all of the disclosures required by ASC 420-10-50 with respect to the restructuring costs recognized in your financial statements during each period presented. The notes to your interim financial statements should be similarly revised.

Response: The Company has revised the annual and interim financial statements of Algeco US in Amendment No. 2 to reflect the disclosure requirements of ASC 420-10-50 with respect to the restructuring costs recognized in its financial statements during each period presented. The notes to the financial statements on page F-42 and F-72 of Amendment No. 2 have also been similarly revised.

18. Business Segments, page F-88

29.	Please explain the nature of the “other unallocated amounts” of assets that have not been allocated to your segments. Note 16 to your interim financial statements should be similarly revised.

Response: The Company advises the Staff that “Other unallocated amounts” of assets represents total current assets; other intangible assets, net; deferred tax assets; notes due from affiliates; and notes due from officers. The Company has revised the notes during each period presented on page F-76 of Amendment No. 2 to explain the nature of the “Other unallocated amounts” of assets. The note to the Company’s interim financial statements on page F-46 has been similarly revised.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Eli Baker, Platinum Eagle Acquisition Corp.